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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-051088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

INTERCOASTAL FINANCIAL SERVICES CORP.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 S. U.S. HIGHWAY ONE , SUITE 3
(No. and Street)

JUPITER	FL	33477
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARYLIN O'LEARY 561-427-1012
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. JASON LING, CPA, PA
(Name - *if individual, state last, first, middle name*)

BOCA RATON	FL	33486
(City)	(State)	(Zip Code)

PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **David C Delaney**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or INTERCOASTAL FINANCIAL SERVICES CORP., as of **December 31**, 31 **2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



EMILY J. HERRSCHAFT
MY COMMISSION # DD 356746
EXPIRES: October 8, 2008
Bonded Thru Notary Public Underwriters

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCOASTAL FINANCIAL SERVICES, CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
REPORT OF INDEPENDENT AUDITOR

INTERCOASTAL FINANCIAL SERVICES CORP.
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

P Jason Ling, CPA, P.A.

786 NW 6th Drive
Boca Raton, FL 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Intercoastal Financial Services, Corp:

We have audited the accompanying statement of financial condition of Intercoastal Financial Services, Corp. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercoastal Financial Services, Corp. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Intercoastal Financial Services, Corp will continue as a going concern. As discussed in Note 1 to the financial statements, Intercoastal Financial Services, Corp has suffered recurring losses from operations and has a stockholder's deficit that raises substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling CPA, PA

P. JASON LING, CPA, P.A.
Boca Raton, Florida
February 26, 2007

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2006

ASSETS		
Current assets		
Cash and cash equivalents	$	9,412
Securities owned, at market value		37,017
Due from clearing broker		365,446
Prepaid expenses		10,946
Deposits		4,040
Furniture, fixtures, and equipment, net		46,010
Total Assets	$	472,871
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	74,864
Commissions payable		42,300
Due to clearing broker		78,190
Notes Payable		26,612
Subordinated loans		1,057,246
Total Liabilities		1,279,212
COMMITMENTS AND CONTINGENCIES		
Shareholders' Equity:		
Common stock, $.01 par value, 1,000,000 shares authorized issued and outstanding		10,000
Accumulated deficit		(816,341)
Total Shareholders' Deficit		(806,341)
Total Liabilities & Shareholders' Equity	$	472,871

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Agency commissions	$ 930,964
Net dealer inventory and investment gains and losses	396,255
Interest	16,470
Total Revenues	1,343,689
EXPENSES	
Employee compensation and benefits	982,361
Clearance fees	111,578
Professional fees	102,129
Occupancy	87,761
Interest expense	55,802
Quotations and research	28,008
Licenses & registrations	24,356
Communication and data processing	16,099
Depreciation	13,570
Dues and subscriptions	9,056
Bank fees	1,717
Total Expenses	1,432,437
NET LOSS	$ (88,748)

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Totals
BALANCES, January 1, 2006	1,000,000	$ 10,000	$ -	$ (727,593)	$ (717,593)
Net loss for the year ended December 31, 2006				(88,748)	(88,748)
BALANCES, December 31, 2006	1,000,000	$ 10,000	$ -	$ (816,341)	$ (806,341)

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities	
Net income	$ (88,748)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	13,570
Change in Assets and Liabilities:	
Due to clearing broker	(54,600)
Marketable securities	67,533
Prepaid expenses	4,363
Due from clearing broker	8,033
Accounts payable & accrued expenses	(12,196)
Commissions payable	(7,086)
Securities sold, not yet purchased	(13,835)
Net Cash Used In Operating Activities	(82,966)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Interest accrual on subordinated loans	52,875
Notes payable	(9,388)
Net Cash Provided by Financing Activities	43,487
Net decrease in cash	(39,479)
Cash & Cash Equivalents - Beginning of year	48,891
Cash & Cash Equivalents - End of year	$ 9,412
Supplemental Cash Flows Disclosures	
Cash paid for interest	$ 2,927
Cash paid for taxes	$ -

INTERCOASTAL FINANCIAL SERVICES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Intercoastal Financial Services, Corp. (the "Company") was incorporated on December 24, 1997 pursuant to the laws of the state of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Intercoastal Holdings, L.L.C. (the "Parent").

The Company's primary sources of revenue are agency transactions, principal trading and market making in over-the counter equities. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Penson Financial Services Inc. (Penson). Penson provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

Going Concern
The financial statements have been prepared on a going concern basis, which assumes realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses of $612,999 and used cash in operations of $400,984 during last three fiscal years. As of December 31, 2006, the Company has stockholders' deficit of $806,341 and a debit ratio of 2.27:1. During the past two years the Company has been the respondent in disciplinary proceedings filed the National Association of Securities Dealers (NASD) alleging the Company and certain former principals violated several NASD rules. To settle certain allegations, in the pat two years, the Company has signed two letters of acceptance, waiver and consent, without admitting or denying the claims and allegations, and agreed to pay fines totaling $58,000 (see Note 10). The Company is still the respondent for alleged rule violations that occurred under previous management that have yet to be settled. The Company has retained legal counsel to enter a defense of the claims asserted. The final hearing on the disciplinary proceeding in scheduled for June 2007. While the final outcome cannot be determined at this time, management has indicated that an unfavorable outcome would likely result in the Company withdrawing its registration as a broker dealer with the NASD and Securities and Exchange Commission. These factors, among others, indicate that there is substantial doubt that the Company will be able to meet its obligations and continue in existence as a going concern. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

The Company's continued existence is dependent upon its ability to successfully resolve its disciplinary proceedings, return to profitability and to generate cash either from operations or from new financings. Management is reviewing its options in regard to securing additional capital and/or subordinated loans to increase the Company's net capital and provide additional liquidity. Management is also considering a plan to hire additional brokers to increase revenue and has hired consultants to review and improve the Company's compliance functions. There can be no assurance, however, that Management's efforts will ultimately be successful.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Securities not readily marketable (if any) are valued by the board of directors. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment, are recorded at cost and depreciated over the useful lives of those assets using straight-line and accelerated methods. Expenditure for routine maintenance and repairs are charged to expenses as incurred.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Fair Value of Financial Instruments

Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income to the period presented herein.

3. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Parent wholly owns the Company. The Company has three approved subordinated loans from the Parent, during 2006 interest expense accrued and payable to the Parent totaled $52,875 (see Note 11).

4. DUE TO/FROM CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, Penson Financial Services Inc. (Penson). The clearing and depository operations for the Company's securities transactions are provided by Penson pursuant to a clearing agreement. At December 31, 2006 due from clearing broker represents cash maintained at the clearing broker and amounts due from the clearing broker for commissions earned as an introducing broker for the transactions of its customers ($78,931) and net principal trading gains ($18,301). The amount due from broker is partially restricted in an amount equal to the market value of marketable securities sold, not yet purchased (if any), and $250,000, the minimum deposit required by the Company's clearing broker.

4. DUE TO/FROM CLEARING BROKER (continued)

Due to clearing broker represents amounts owed to the clearing broker equivalent to the cost basis of securities inventory purchased and held at the clearing broker. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $182,993, which was $89,993 in excess of its minimum required net capital of $100,000 pursuant SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was 1.02 to1, based on aggregate indebtedness of $186,563 as of December 31, 2006.

6. CONTRACTUAL COMMITMENTS

Clearing Agreement
The Company's has a clearing agreement with Penson Financial Services, Inc. The original term of the agreement was two years and expires in March 2007 and is cancelable with 45 days written notice. The clearing agreement requires the Company to maintain a $250,000 clearing deposit. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts introduced by the Company.

Licenses
The Company currently leases various licenses and other intangible products to provide access to trading platforms and other communications and data processing portals and market quotes. These lease agreements are primarily for a two year term and automatically renew for additional two year terms. Total lease expense for communications and data processing portals totaled $28,008 for the year ended December 31, 2006.

Office Lease
The Company is obligated under a non-cancelable operating lease for approximately 1,600 square feet of office space in Jupiter, Florida that expires on October 18, 2009. The future minimum annual rental payments for the non-cancelable lease are approximately:

2007	55,594
2008	57,124
2009	48,704
	161,422

7. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, Equipment and Leasehold Improvements, net consists of the following:

	December 31, 2006
Furniture and Fixtures	51,718
Computer and office equipment	21,890
	73,608
Less: Accumulated depreciation	27,598
	46,010

8. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

From time to time the Company carries marketable trading and investment securities at quoted market values on their books. The resulting difference between cost and market value is included in the statement of operations. As of December 31, 2006 the securities owned of $37,017 consisted of corporate equities. There were no securities sold, not yet purchased in inventory as of December 31, 2006

9. INCOME TAXES

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns. As of December 31, 2006, the Company had no material temporary differences.

FASB 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2006 the Company had no deferred tax assets or liabilities. The components of the income tax provision (benefit) are as follows:

	Year ended December 31, 2006
Deferred tax asset	$324,000
Valuation Allowance	(324,000)
Deferred Tax Asset	0

The effective tax rate differs from the federal tax rate of 35% primarily due to state taxes, the effect of federal tax brackets, and permanent differences.

10. NOTES PAYABLE

On December 5, 2005, the Company executed a promissory note payable to the National Association of Securities Dealers (NASD) in the amount of $36,000 to satisfy monetary sanctions imposed in conjunction with a letter of acceptance, waiver and consent with the NASD. Interest on the note begins on January 23, 2006, bearing interest at 10.25%. Payments began on February 23, 2006, principal and interest are payable in monthly installments through January 23, 2008. During 2006, the Company paid $18,315, comprised of $15,587 in principal and 2,728 in interest. Scheduled principal payments are as follows: 2007 ($18,752); and 2008 ($1,661).

On June 5, 2006, the Company executed a promissory note payable to the National Association of Securities Dealers (NASD) in the amount of $7,500 to satisfy monetary sanctions imposed in conjunction with a letter of acceptance, waiver and consent with the NASD. Interest on the note begins on September 19, 2006, bearing interest at 11.25%. Payments began on October 19, 2006, principal and interest are payable in equal monthly installments through February 19, 2008. During 2006, the Company paid $1,500, comprised of $1,301 in principal and $199 in interest. Scheduled principal payments are as follows: 2007 ($5,465); and 2008 ($614).

11. SUBORDINATED LOANS

Since inception, the Company has entered into three subordinated equity loans with the Parent. All the loans are unsecured and have been approved by the NASD. Under the terms of the loans, the interest payable on the loans is treated as subordinated debt.

The borrowings under subordinated agreements as of December 31, 2006 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$140,000	8.57 %	08/07/1998	12/31/2010
150,000	8.00 %	12/08/1999	01/31/2009
350,000	8.25 %	01/04/1999	01/31/2011
640,000			
417,246	Accrued interest payable classified as subordinated debt		
$1,057,246			

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid

12. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments with Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

12. CONCENTRATIONS AND CREDIT RISKS (continued)

Concentration of Credit Risk

The Company is engaged in various trading, and brokerage activities in which counter-parties include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

INTERCOASTAL FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2006

Shareholders Deficit:		$ (806,341)
Subordinated borrowings allowable in computation of net capital		1,057,246
Total net capital and allowable subordinated borrowings		250,905
Deductions and/or Charges		
Non-allowable assets:		
Deposits	4,040	
Furniture, fixtures, and equipment, net	46,010	
Prepaid expenses	10,946	60,996
Blockage:		
trading and investment securities		1,604
Net Capital before haircuts on Securities Positions		188,305
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)		5,312
Net Capital		$ 182,993
Aggregate Indebtedness		
Items included in the Statement of Financial Condition		
Accounts payable and accrued expenses		74,864
Commissions payable		42,300
Notes Payable		26,612
Payable to Bank		10
Due to clearing broker		42,777
Total Aggregate Indebtedness		$ 186,563
Computation of Basic Net Capital Requirement		
The greater of:		
Minimum net capital required		100,000
6 2/3% of total aggregate indebtedness		12,438
Net Capital Requirement		100,000
Net Capital		182,993
Excess Net Capital		$ 82,993
Ratio: aggregate Indebtedness to Net Capital		102%
Reconciliation with company's calculation as reported on December 31, 2006 FOCUS report		
Net Capital as reported in December 31, 2006 Form X-17A-5, Part IIA (unaudited) FOCUS report		182,994
Rounding		(1)
Net Capital, Per Above		$ 182,993

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES, CORP.
SCHEDULE OF STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2006

There were no material differences between the computation of net capital under rule 15c3-1 inculded in this audited report and the computaton inculded in the respondent's correspomding unaudited From X-17A-5, Part II A as of December 31, 2006.

INTERCOASTAL FINANCIAL SERVICES, CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2006

In the opinoin of management, the Company has complied with the exemptive provisions under Rule 153-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 1,004,371
Increases:	
Accrued interest	52,875
Balance, December 31, 2006	$ 1,057,246

The accompanying notes are an integral part of these financial statements

P Jason Ling,
CPA, P.A.

786 NW 6th Drive
Boca Raton, FL 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Intercoastal Financial Services, Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Intercoastal Financial Services, Corp. (the Company) for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons
2. recordation of differences required by rule 17a-13
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Ling CPA, P A

P. JASON LING, CPA, P.A.
Boca Raton, Florida
February 26, 2007

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